Prospectus Supplement No. 2
Filed pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-115514, 333-119065, 333-121052, and 333-122383

Prospectus Supplement No. 2
(To Prospectus dated November 2, 2005)

TASKER CAPITAL CORP.

63,708, 020 SHARES OF COMMON STOCK
OFFERED BY SELLING STOCKHOLDERS

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus dated November 2, 2005 and the Prospectus Supplement No. 1 dated November 17, 2005 (the Prospectus dated November 2, 2005 and the Prospectus Supplement No. 1 dated November 17, 2005, collectively, the “Prospectus”) relating to the resale, from time to time, by the selling stockholders listed under the heading “Selling Stockholders” in the Prospectus of up to 63,708,020 shares of our common stock.

This Prospectus Supplement No. 2 includes updating information about the Company since November 17, 2005. This information has also been reported by the Company in Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission on November 23, 2005, December 8, 2005, December 23, 2005, December 28, 2005, January 20, 2006, February 1, 2006, and February 10, 2006 (collectively, the “Current Reports”). Documents that must be included as exhibits to the registration statement of which the Prospectus and this Prospectus Supplement No. 2 form a part are available in the Current Reports or will be made available when the Company files its next annual report for the fiscal year ended December 31, 2005.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS. INVESTORS SHOULD NOT BUY THESE SECURITIES UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS DATED NOVEMBER 2, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT NO. 2. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is March 10, 2006.

RECENT EVENTS

Recent Events Regarding the Company’s Business

On November 21, 2005, the Company announced that it planned to refocus the Company’s operations, reduce costs, strengthen management and streamline operations. One of the first actions taken by the Company’s Board of Directors (the “Board”) was to terminate Robert P. Appleby, the Company’s then President and Chief Executive Officer. While the search for the new CEO progressed, the Company formed an Executive Committee that effectively performed the functions of a CEO. The Executive Committee was comprised of Richard D. Falcone, Gordon Davis, and Steven Zavagli, all members of the Board.

On December 7, 2005, the Company announced its intention to concentrate its resources on the development of its poultry processing products, its seafood processing products and its Unifresh® Footbath and Unifresh® Pen Spray products. The Company believes that based on the development cycle of its target products, revenue for the next several quarters will not be a meaningful indicator of the progress or revenue potential of the Company. The Company believes that its technology is unique and highly effective; however, the technology is still in the developmental stage and therefore, the Company believes that test results, rather than revenue, will be a more meaningful indicator of the Company’s progress in the near term.

In addition to the refocusing of its resources to specific product lines, the Company has also reduced monthly expenses. Specifically, the Company has reduced the number of full time employees by approximately 41%, including a reduction in its corporate staff of approximately 39%, and a reduction in its Conroe, TX manufacturing facility staff of approximately 47%. The Company has also hired a new management team. See “Management Changes and New Arrangements with Management”. The Company believes that its reduced staff can provide sufficient product and perform the necessary duties to forward the Company’s objectives for the foreseeable future.

In the event that it becomes necessary, the Company has also determined it will outsource some of its production and logistics needs as well as a portion of its sales organization.

The following is an update on the status of the Company’s products:

Unifresh® Footbath

The Company currently markets Unifresh® Footbath concentrate, a grooming aid that helps clean and disinfect the hooves of dairy cows. Because of the bacteriostatic properties of the pHarlo technology, the product helps control bacteria that infect the hooves of cows causing digital dermatitis and interdigital papillomatosis. Unifresh® Footbath concentrate was launched in 2005. It is currently being sold to dairy farms throughout the U.S. through farm product distributors.

Unifresh® Pen Spray

On February 9, 2006, the Company announced that Groupe Doux had begun the next phase of testing of the Company’s Unifresh® Pen Spray. This phase of testing, which will be conducted at several of Groupe Doux’s poultry farms in France, is expected to be completed approximately fifteen weeks after commencement. This phase of testing, which follows Groupe Doux’s more limited initial testing efforts, will include more farms in order to achieve a suitable statistical representation that will provide more reliable results. Unifresh® Pen Spray, which is still in development and is expected to begin testing in the United States later this year, is a product designed to reduce or neutralize the ammonia byproduct in poultry pens. High ammonia levels can have adverse effects on poultry health, impacting weight and mortality rates.

Poultry Processing Products

In August 2005, the Company began the in-plant commercial verification process for United States Department of Agriculture (“USDA”) approval to use the pHarlo technology in the scalder process of poultry processing. The first in-plant commercial verification test was completed in October 2005 and the results were reviewed by the Company and subsequently submitted to the USDA. On February 6, 2006 the Company announced that it had received a Letter of No Objections from the Food Safety and Inspection Service (“FSIS”) of the USDA for the continuation of in-plant trials at the facility in Athens, Georgia, as well as two additional poultry processors. The trial involves the use of the Company’s pHarlo Blue product as an antimicrobial in the scalder and post-feather picker processes. Upon the successful completion of these trials, which are not scheduled to begin until late in the first quarter or the second quarter of 2006, a summary of the results will be submitted to the FSIS for review and, upon the receipt of a “no objections” letter from the FSIS, the Company will begin the commercialization phase for the specific applications.

Seafood Processing Products

The Company is starting to market the pHarlo technology for use in pathogen reduction and shelf life extension in seafood processing, subject to the receipt of any necessary regulatory approvals. Tasker Pacific Blue™ Seafood Wash has been tested at the North Carolina State Center for Marine Science & Technology, Virginia Tech University and Mississippi State University. It has been tested on such varieties of seafood as shrimp, mahi mahi, salmon, flounder, scallops and catfish. The results of these studies indicated that pHarlo technology could possibly double the shelf life on catfish filets and significantly increase the shelf life of scallops. Commercial scale run tests began in December 2005.

Other Products

The Company has a number of other products in development that utilize the pHarlo technology, such as skin care and pet care product applications. However, as of the date of this prospectus supplement, the Company has suspended its development efforts in these areas.

Close Call™

The Company believes that its Close Call™ product could be expanded into the marketplace more efficiently by a company already established in the industry. Therefore, the Company currently plans to seek to license and/or sell the Close Call™ brand or derivative applications. Close Call™ is currently marketed as an oral hygiene breath drink that eliminates odors from tobacco, garlic, onion and alcohol. The Company continues to market Close Call™ in the United States and abroad.

International

In addition to the testing of the Company’s pHarlo technology for use in poultry processing and in poultry pens by Groupe Doux in France, the Company has a number of initiatives for use of its technology underway in several international markets, including Mexico, Chile and China. Product registrations and regulatory approvals are underway in these markets. Commercial site testing in each of these markets will begin upon receipt of all necessary government approvals.

Review of September 30, 2005 Financial Statements

On December 7, 2005, the Company announced that it had initiated an internal investigation of its accounts receivable and revenues for the quarter ended September 30, 2005. The Company reported revenues for the three month and nine month periods ended September 30, 2005 of $1,446,285 and $1,751,553, respectively in its quarterly report on Form 10-QSB for the quarter ended September 30, 2005, which was included in Prospectus Supplement No. 1 dated November 17, 2005 (the “Form 10-QSB”). The Company also reported accounts receivable, net as of September 30, 2005 of $1,469,723. As a result of the investigation, the Company discovered that certain sales recognized as revenues and booked as accounts receivable were mischaracterized. The accounting issues relate solely to sales of the Company’s Unifresh® Footbath product, a product the Company acquired in July 2005 when it purchased certain assets of pHarlo Citrus Technologies, Inc. and associated companies. The Company’s investigation found no accounting issues associated with the revenues reported with respect to sales of its Close Call™ product.

During its investigation, the Company discovered that revenues recorded for the three and nine month periods, and the period since inception, included: $86,480 that represented consignment sales; $196,250 that was erroneously invoiced to a customer due to miscommunications between the customer, the Coast to Coast salesmen and administrative personnel of Coast to Coast; $24,645 that represented replacement product; and $10,785 that represented a combination of samples, and price and miscellaneous adjustments.

The effect of these accounting discrepancies is as follows:

•
Revenues for the three and nine months ended September 30, 2005, and the period from inception to September 30, 2005 should have been $1,128,125, $1,433,393, and $1,433,393, respectively, a reduction of $318,160 for each such period as compared to the numbers as reported in the Form 10-QSB.

•
Net Loss for the three and nine months ended September 30, 2005 should have been $4,208,198 and $11,205,184, respectively, an increased loss of $258,341 to the numbers as reported in the Form 10-QSB. Net Loss for the period from inception to September 30, 2005 should have been $19,002,453, also an increase of $258,341 to the numbers as reported in the Form 10-QSB.

•
Net Loss per Common Share for the three and nine months ended September 30, 2005 remained the same as the numbers reported in the Form 10-QSB at $0.05 and $0.16, respectively. Net Loss per Common Share for the period since inception to September 30, 2005 should have been $1.13, an increase of $0.02.

•
Accounts receivable, net, Total current assets and Total assets at September 30, 2005 should have been $1,126,563, $10,983,997 and $76,139,252, respectively, a reduction of $343,160, $258,341 and $258,341, respectively, to the numbers as reported in the Form 10-QSB.

•	There is no effect on cash flows for the nine months ended September 30, 2005 or for the period from inception to September 30, 2005.

In response to the findings of the internal investigation, the Company’s management has implemented several new internal controls, including the following:

•	Company management has had several training sessions with the sales force of its subsidiary, Coast to Coast.

•
The Company’s finance department has disseminated written procedures and policies to all of the Company’s salespersons, including procedures that require, in certain circumstances, that sales made by Coast to Coast salespersons be reconfirmed by the Company’s Director of Logistics.

•	The Company’s finance department has instituted a policy regarding the provision of samples to the Company’s customers.

Independent of the investigation and subsequent to the filing of the Form 10-QSB, the Company received $225,273 in returned Unifresh® Footbath product, the revenue for which was reported in the Form 10-QSB. The product was returned due to unsatisfactory product performance. The Company determined that the customers’ water source had an abnormally high alkaline content, which negatively affected the performance of Unifresh® Footbath. The Company issued corresponding credit memos to the respective customers in December 2005, which will be reflected in the Company’s fiscal year end financial statements. The Company now makes available a neutralizing agent that reduces the alkalinity in water and restores the efficacy of its Unifresh® Footbath product.

The Company believes that the pHarlo technology is unique and highly effective; however, the technology is still in the development stage and, therefore, the Company believes that test results, rather than revenues, are a more meaningful indicator of the Company’s progress in the near term. Given the collective amount of the adjustments relative to the net loss as reported in the Form 10-QSB of $3.9 million and $10.9 million for the three and nine month periods ended September 30, 2005, respectively, and the aggregate net loss of $18.7 million since the Company’s inception, the Company’s management maintains that the Company is still in the development stage and, as such, revenue generated heretofore and in the immediate future are not a reflection of the Company’s commercial potential.

January 2006 Private Placement and Repricing of Warrants from the September 2005 Private Placement

On January 26, 2006, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with accredited investors pursuant to which the Company sold 13,335,925 units consisting of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.00 per share for $0.70 per unit. Emerging Growth Equities, Ltd., a Pennsylvania limited partnership, served as placement agent for the transaction. The gross proceeds to the Company at the closing of this private placement, exclusive of the exercise price of the warrants, were $9,335,150.80.

Pursuant to the Purchase Agreement, the Company agreed to several covenants, including the following: (i) the Company has agreed to take all actions necessary, including the preparation of proxy materials and solicitation of the Company’s shareholders, to seek shareholder approval to increase the size of the existing Board of Directors of the Company from five to seven members; (ii) the Company has agreed to update, if necessary, and as soon as reasonably practicable, certain prospectuses filed with the Securities and Exchange Commission; (iii) the Company has agreed to take all action necessary to appoint an individual selected by the purchasers holding a majority of the units purchased in the January 2006 private placement, and reasonably agreeable to the existing Board, to fill the current vacancy on the Board, to appoint such person to serve on the Compensation Committee and, if qualified, the Audit Committee, and to take all actions necessary to ensure that such person will be included on the Company’s slate of Board nominees submitted for a shareholder vote at the Company’s next scheduled annual meeting of shareholders (see “Management Changes and New Employment Arrangements with Management—Appointment of Albert Canosa to the Board” for more information); and (iv) the Company has agreed to permit the purchasers in the January 2006 private placement to designate a person to attend and observe (in person or telephonically) presentations to and matters before the Board, provided that such observer will remove himself or herself prior to any Board vote or taking of formal Board action, if such removal is requested by the Board.

On January 26, 2006, the Company also entered into an Escrow Agreement (the “Escrow Agreement”), pursuant to which the subscription amounts from each purchaser were placed into escrow pending release upon the happening of certain specified conditions. All of these conditions were either met or waived at the closing that occurred on January 26, 2006. The escrow conditions included not only the agreements by the Company set forth above, but also several additional covenants including the following: (i) the Company has agreed to use no more that $500,000 of the proceeds raised in the January 2006 private placement as payment for the Company’s past due payables existing as of December 31, 2005; (ii) the Company had to obtain a waiver of claims for liquidated damages relating to the Company’s September 2005 private placement of securities from shareholders representing at least a majority of all outstanding securities issued in connection with the September 2005 private placement, and the Company had to reprice the warrants issued to shareholders providing the waiver such that the exercise price of the warrants issued in connection with the September 2005 private placement was reduced from $3.00 to $1.00; and (iii) all of the current members of the Board, with the exception of the Board member selected by the purchasers, had to subscribe for, in the aggregate, at least $150,000 worth of common stock and warrants being sold in the private placement.

In addition to the Purchase Agreement and the Escrow Agreement, the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is required to file a registration statement covering the resale of the shares of common stock purchased pursuant to the Purchase Agreement and the shares of common stock receivable upon exercise of the warrants within 90 days after the closing of the private placement, and to have that registration statement declared effective within six months after the filing of the registration statement. The Company is also obligated to use its best efforts to respond to any comments of the SEC within fifteen calendar days of the receipt of comments. The Company is required to pay liquidated damages if the registration statement has not been filed or declared effective on or prior to the applicable deadline specified above, or if the Company fails to use best efforts to respond to SEC comments within fifteen calendar days. The Registration Rights Agreement requires the Company to pay the liquidated damages in additional common stock and warrants.

The Company has covenanted to use the net proceeds from the January 2006 private placement for working capital purposes, including poultry processing, seafood processing, Unifresh® Footbath concentrate, and Unifresh® Pen Spray concentrate and other products and/or businesses the Company deems necessary, and not for the satisfaction of any portion of the Company’s past due payables outstanding as of December 31, 2005 (other than payment of past due payables outstanding as of December 31, 2005 in an amount not to exceed $500,000), to redeem any Company equity or equity-equivalent securities or to settle any outstanding litigation.

As compensation for acting as placement agent, Emerging Growth Equities, Ltd. received a cash payment equal to 6% of the gross proceeds from the private placement, and also received a warrant exercisable for shares of the Company’s common stock in an amount equal to 6% of the gross proceeds from the sale of the shares and warrants divided by $0.70. The warrant to Emerging Growth Equities has an exercise price equal to $1.00 and is exercisable immediately for a term of five years.

In connection with the January 2006 private placement, the Company also obtained waivers of all claims for liquidated damages relating to the inability of the Company to have the registration statement registering resales of securities purchased in the September 2005 private placement declared effective by the deadline specified in the registration rights agreement for the September 2005 private placement. The Company received these waivers from shareholders representing more than a majority of all outstanding securities issued in connection with the September 2005 private placement. In consideration for obtaining the waiver, the Company repriced the warrants issued to shareholders providing the waiver such that the exercise price of the warrants issued in connection with the September 2005 private placement was reduced from $3.00 to $1.00

Management Changes and New Arrangements with Management

Termination of Robert P. Appleby

On November 22, 2005, the Board approved the termination of Robert P. Appleby as the Company’s Chief Executive Officer and President. The Board terminated Mr. Appleby for cause, as defined in the Executive Employment Agreement between Mr. Appleby and the Company dated January 1, 2005, as amended by Amendment No. 1 dated May 16, 2005 and Amendment No. 2 dated August 10, 2005. Thus, the Board believes that no future severance obligations are owed to Mr. Appleby. Due to restrictions in the Company’s By-laws, the Company was not able to remove Mr. Appleby from the Board upon his termination as Chief Executive Officer and President. On December 23, 2005, Mr. Appleby resigned from the Board. In connection with his resignation Mr. Appleby and the Company entered into a Settlement Agreement and General Release.

Appointment of Richard D. Falcone as President and Chief Executive Officer

Effective January 26, 2006, the Board appointed Richard D. Falcone, a current Board member, as the new President and Chief Executive Officer of the Company. Mr. Falcone, a certified public accountant, has served on the Board and as the Chairman of the Board’s Audit Committee since August 2005. He was recently Chief Financial Officer of The A Consulting Team, a publicly traded IT service and business process outsourcing company. Mr. Falcone was the Chief Financial Officer of Bed, Bath & Beyond from 1990 to 1994, during which the company grew revenue from roughly $100 million to approximately $800 million per year. Prior to this, Mr. Falcone also served as Director of International Operations and Finance for Tiffany & Co., where he was instrumental in its global expansion; as Chief Financial Officer and Chief Operating Officer of NetGrocer, an online grocery and consumer product retail company; and as Chief Operating Officer of National Merchants Management, a retail, distribution and publishing company with a chain of 180 book stores. Mr. Falcone has resigned from service on the Audit Committee and the Compensation Committee now that he is an employee of the Company, and thus not considered an “independent” Board member.

On February 9, 2006, the Company entered into an employment agreement with Mr. Falcone. The principal terms of the employment agreement are as follows: (i) Mr. Falcone’s base salary is $275,000 per year; (ii) any bonus payments made to Mr. Falcone will be at the discretion of the Board; (iii) Mr. Falcone is eligible to participate in the Company’s existing benefit plans; and (iv) Mr. Falcone has use of a Company car. In addition, the Company has agreed to provide Mr. Falcone with disability benefits, and has agreed to reimburse Mr. Falcone for health insurance coverage if the Company terminates its group health insurance plan. The employment agreement has a term of three years, with provision for automatic renewal for successive three year terms. If Mr. Falcone is terminated by the Company for any reason other than cause, as defined in his employment agreement, if he should resign for a good reason, as defined in his employment agreement and which includes a change in control of the Company, or if the Company should not renew his employment agreement after the expiration of the term, Mr. Falcone is entitled to severance. The severance payable to Mr. Falcone is dependant on how long he has been employed at the Company, beginning with twenty-four months of base salary (and any bonus to which he would have been entitled during such period) payable upon termination immediately after execution of his employment agreement, decreasing by one month for each month he remains employed at the Company, but subject to a minimum severance of twelve months of base salary. The obligation to pay severance is conditioned upon Mr. Falcone’s execution of a mutually agreeable release of claims against the Company.

In connection with his new role with the Company, the Board also granted Mr. Falcone 2,200,000 stock options with an exercise price of $1.00 per share. The options have a ten year term, less one day. Twenty-five percent (25%) of the options vested immediately, and the remainder vest in equal monthly installments over the two-year period from the date of grant. If Mr. Falcone is terminated by the Company other than for cause, if Mr. Falcone resigns for good reason, or if termination is caused by Mr. Falcone’s death, the options will continue to vest; otherwise, vesting of the options ceases upon Mr. Falcone’s termination. In addition, if the Company undergoes a change in control, as defined in his employment agreement, the stock options granted above will fully vest upon the change in control.

While Mr. Falcone served on the Executive Committee and prior to his appointment as President and Chief Executive Officer, the Board approved a reduction in the fees payable to Board members. See “Management Changes and New Arrangements with Management—Board Fees” for more information. Under the new fee structure, there is no special remuneration for committee service. Because Mr. Falcone served as both the Chairman of the Audit Committee and a member of the Compensation Committee at the time of the reduction in Board fees, on November 17, 2005 the Board approved a grant of options to Mr. Falcone to purchase 300,000 shares of the Company’s common stock at an exercise price of $1.50 per share. The options were exercisable immediately and expire on November 16, 2015.

Appointment of Albert Canosa to the Board

Effective February 3, 2006, the Company appointed Mr. Albert A. Canosa to the Board to fill a vacancy on the Board. Mr. Canosa was suggested to the Board by the purchasers holding a majority of the units purchased in the January 2006 private placement. Mr. Canosa will serve on the Compensation Committee and will serve as the Chairman of the Audit Committee, replacing Mr. Falcone, who resigned from both committee memberships in connection with his appointment as President and Chief Executive Officer of the Company. Mr. Canosa adds 35 years of executive management experience to the Board. He was most recently the President and Chief Executive Officer and Corporate Director of Raytech Corporation, a manufacturer of vehicular components. He also served as Raytech’s Chief Financial Officer prior to assuming the more senior role. Mr. Canosa also worked for Raymark Corporation as its industrial division’s controller and for Olin Corporation as financial manager. He serves on the Boards of Directors of the United Way of Branford and the Marlin Firearms Company, and is a trustee of Quinnipiac University, where he received his Bachelor of Science degree in accounting.

The Company has agreed to take all actions necessary to ensure that Mr. Canosa will be included on the Company’s slate of Board nominees submitted for a shareholder vote at the Company’s next scheduled annual meeting of shareholders.

In connection with his Board appointment, the Board granted Mr. Canosa 250,000 stock options with an exercise price of $1.00 per share. The options have a ten year term, less one day. Twenty-five percent (25%) of the options vested immediately, and the remainder vest in equal monthly installments over the two-year period from the date of grant. In addition, Mr. Canosa will receive remuneration for service on the Board in accordance with the Board’s policy on Director fees.

Consulting Agreement with Gordon Davis

On January 26, 2006, the Company approved a new consulting arrangement with Mr. Gordon Davis, the Company’s Chairman of the Board, under which Mr. Davis serves as a sales and marketing consultant to the Company. Mr. Davis continues to serve as the Chairman of the Board. On February 9, 2006, the Company entered into a consulting agreement with Mr. Davis with an effective date of February 2, 2006. The principal terms of the consulting agreement are as follows: (i) Mr. Davis’s consulting fee is $120,000 per year; and (ii) Mr. Davis has use of a Company car for Company business. The consulting agreement has a term of three years, with provision for automatic renewal for successive one year terms. If Mr. Davis is terminated for any reason other than by the Company for cause, as defined in his consulting agreement, including if the consulting agreement is not renewed by the Company, he will be entitled to termination payments. If Mr. Davis’s termination is caused by his death or disability, then the termination fee is equal to $120,000. If the Company terminates Mr. Davis for any reason other than for cause, if Mr. Davis terminates the agreement for good reason, or if the Company does not renew the consulting agreement, then Mr. Davis’s termination fee is dependant on when the termination takes place. If the termination occurs prior to the one year anniversary of the effective date, then Mr. Davis is entitled to the $120,000 annual consulting fee for the remainder of the term of the consulting agreement. If the termination occurs after the one year anniversary of the effective date, Mr. Davis is entitled to the consulting fee then in effect for a period of one year following termination. The obligation to pay the termination fee is conditioned upon Mr. Davis’s execution of a release of claims against the Company. Mr. Davis will continue to receive remuneration for service on the Board.

In connection with his new role as sales and marketing consultant, the Board also granted Mr. Davis 1,750,000 stock options with an exercise price of $1.00 per share. The options have a ten year term, less one day. Twenty-five percent (25%) of the options vested immediately, and the remainder vest in equal monthly installments over the two-year period from the date of grant. If Mr. Davis is terminated by the Company other than for cause, if Mr. Davis terminates for good reason, or if termination is caused by Mr. Davis’s death or disability, or non-renewal of the agreement by the Company, the options will continue to vest, otherwise, vesting of the options ceases upon Mr. Davis’s termination as a consultant. In addition, if the Company undergoes a change in control, as defined in the consulting agreement, the stock options granted above will fully vest upon the change in control.

Resignation of Robert D. Jenkins

On February 8, 2006, Robert D. Jenkins and the Company entered into a Separation Agreement and General Release in connection with Mr. Jenkins’s resignation as the Company’s Chief Financial Officer. Pursuant to the Separation Agreement and General Release, the Company has agreed to continue to pay Mr. Jenkins at his current annual base salary rate of $200,000 through June 28, 2006. Mr. Jenkins will also continue to be eligible to participate in the Company’s medical and dental plans until August 31, 2006, with the Company continuing to pay eighty percent (80%) of the premium for such coverage. In addition, the Company agreed that the exercise period for Mr. Jenkins’s options to purchase 1,000,000 shares of the Company’s common stock would be reduced from 10 years from the grant date to 5 years from the grant date.

Appointment of Stathis Kouninis as Chief Financial Officer

On February 8, 2006, the Company appointed Mr. Stathis Kouninis to serve as the Company’s Chief Financial Officer (and the Company’s principal financial officer and principal accounting officer). Mr. Kouninis, age 44, replaces Mr. Robert Jenkins, whose resignation was effective upon entering a Separation Agreement with the Company dated February 8, 2006. See “Management Changes and New Arrangements with Management—Resignation of Robert D. Jenkins”. Mr. Kouninis joined the Company from the U.S. Securities and Exchange Commission where he worked in the Division of Corporate Finance. Prior to the SEC, Mr. Kouninis was the Director of Finance for Bottomline Technologies, Inc., a publicly traded financial process software and solutions company. Prior to Bottomline, Mr. Kouninis served as Chief Financial Officer of PCA, Inc., an educational non-profit organization, and as Director of Finance for CMGI, Inc., a publicly traded $1 billion Internet technology incubator.

Mr. Kouninis is the son-in-law of Gordon Davis, the Chairman of the Company’s Board. Except for those that may arise in connection with his employment as Chief Financial Officer, or his family relationship with Mr. Davis, there are no transactions or proposed transactions to which the Company or its subsidiaries is a party and in which Mr. Kouninis has or will have a direct or indirect material interest.

Although no formal employment agreement has been entered into with Mr. Kouninis, the Board has agreed, in principal, to the following terms: (i) Mr. Kouninis will be paid a base salary of $165,000 per year; (ii) any bonus payment made to Mr. Kouninis will be at the discretion of the Board; and (iii) Mr. Kouninis will be eligible to participate in the Company’s existing benefit plans. In addition, the employment agreement will have a term of three years with provision for automatic renewal for successive one year terms. If Mr. Kouninis is terminated by the Company for any reason other than cause, as defined in his employment agreement, or if he should resign for good reason, as defined in his employment agreement, Mr. Kouninis will be entitled to receive, for a period of six months following termination, his base salary at the rate in effect on the date of termination. The obligation to pay severance is conditioned upon Mr. Kouninis’s execution of a mutually agreeable release of claims against the Company.

The Company has also granted Mr. Kouninis stock options to purchase 450,000 shares of the Company’s common stock at an exercise price of $1.00 per share. The options have a ten year term, less one day. Twenty five percent (25%) of the options vested on the date of grant, and the remainder will vest in equal monthly installments over the two-year period from the date of grant, provided that Mr. Kouninis remains employed by the Company. If the Company undergoes a change in control, as defined in his employment agreement, the stock options described above will fully vest upon the change in control.

Stock Option Grant to Mr. Zavagli

On January 26, 2006, in recognition of his service on the Executive Committee, and as compensation for his continuing role as a Director of the Company, the Board granted Mr. Zavagli 500,000 stock options with an exercise price of $1.00. The options have a ten year term, less one day. Twenty-five percent (25%) of the options vested immediately, and the remainder vest in equal monthly installments over the two-year period from the date of grant.

Salary Reduction of James Burns

On December 19, 2005, Mr. James Burns, the Company’s Executive Vice President—Business Development, agreed to reduce his bas annual salary from $325,000 per year (as provided for in his employment agreement) to $200,000 per year. Mr. Burns’s title also changed from Chief Operating Officer to Executive Vice President—Business Development. He remains a member of the Board.

Board Fees

On November 17, 2005 the Board amended the fees payable to Board members as follows:

1.	Each non-employee member of the Board will receive $3,000 per fiscal quarter, which compensates such Directors for all telephonic Board meetings and all committee meetings; and

2.	Each non-employee member of the Board will receive $1,500 for each meeting of the Board for which such Director is physically present at such meeting.

Directors who are also employees of the Company are not entitled to any compensation for Board service. Under the new fee structure, there is no special remuneration for committee service.

Amendments to License Agreement, Purchase Agreement and Promissory Note with Pharlo Entities

On January 26, 2006 the Company and its subsidiary, Tasker Products IP Holdings Corp. (“Tasker Products”), entered into a letter agreement with Indian River Labs, L.L.C. (“IRL”), Pharlo Citrus Technologies, Inc. (“PCTI”), Pharlo Citrus Properties Partnership, LLLP (“PCPP”), Florida Coastal Labs, LLC, formerly named Coast to Coast Laboratories (“C2C” and, together with IRL, PCTI and PCPP, the “Sellers”) and Pharlo IP, LLC (“Pharlo IP”) that amended (i) the Patent and Technology Sub-License Agreement dated as of July 15, 2005 (the “Sub-License Agreement”) by and among Pharlo IP, the Company and Tasker Products, (ii) the Asset Purchase Agreement dated as of July 15, 2005 (the “Asset Purchase Agreement”) by and among the Company, Tasker Products and the Sellers, and (iii) the Promissory Note issued by the Company in favor of IRL on July 15, 2005 in the principal amount of $1,931,973.37.

Sub-License Agreement

The Sub-License Agreement was amended to restructure the fees payable to Pharlo IP. Prior to the amendment, Pharlo IP had agreed to provide to the Company and Tasker IP Holdings technical assistance necessary to implement, refine and exploit the base patents for the pHarlo technology in the Company’s fields of use. In consideration for the technical assistance, the Company and Tasker IP Holdings had agreed to pay to Pharlo IP, in advance, prior to the calendar quarter for which they are payable, certain research and development fees (“R&D Fees”). The R&D Fees were originally set at a fixed amount and although subject to recovery in certain circumstances, were not dependant on sales of the Company’s products until certain thresholds had been met.

The amendment restructures the R&D Fees so that they are (i) payable on a quarterly basis within 30 days after the end of each calendar quarter (ii) are based on gross sales of the Company (or its affiliates) of products using the pHarlo technology. For fiscal year 2006, the R&D Fees must not be less than $150,000 and are capped at $500,000. There are no other minimum R&D Fees payable after 2006, although R&D Fees for all subsequent years are capped at specified rates. The parties also agreed to certain amendments regarding the assignability of the Sub-License Agreement.

Asset Purchase Agreement and Promissory Note

Upon the termination of Mr. Appleby as the Company’s President and Chief Executive Officer, the Company became ineligible to receive a 19.9% interest in Phitex Ltd. LLP (“Phitex”). Phitex is the direct one hundred percent owner of pHarlo IP, the sole and exclusive licensee of base patents to the pHarlo technology. The change in management did not affect the Company’s right of first refusal to enter into a transaction with pHarlo IP to the extent pHarlo IP intends to enter into a transaction with an unaffiliated third party pursuant to which the third party would acquire rights to the base patents for the pHarlo technology outside the Company’s field of use. Prior to the change in management, the Company was also eligible to receive, subject to certain conditions, a 19.9% equity interest in Phitex, which would, in effect, have allowed the Company to share in the monetary benefits derived by Phitex from a transaction between pHarlo IP and an unaffiliated third party to the extent that the Company did not exercise its right of first refusal.

On January 26, 2006, as part of the letter agreement, the Asset Purchase Agreement was amended to allow the Company to acquire, subject to certain conditions, limited partnership participating units of Phitex representing 10.0% of the then total outstanding general partner and limited partner participating units of Phitex. Prior to the issuance of the Phitex equity interests, (i) the prospectus that forms part of the registration statement covering the resale of the shares acquired by the Sellers in the July 2005 acquisition must be amended or supplemented so that the Sellers can sell such shares for a period of 60 consecutive days; (ii) the Company must be in compliance with all of its obligations under the Asset Purchase Agreement (subject to certain exceptions); and (iii) the Company must enter into a lock-up and repurchase right agreement relating to its Phitex equity interests. Under the lock-up and repurchase right agreement, Phitex will retain the right to repurchase the Company’s equity interests for a nominal amount upon a change of control of the Company. Phitex is the direct one hundred percent (100%) owner of Pharlo IP. The letter agreement also effectuated technical amendments to the definition of “change of control” of the Company in the Asset Purchase Agreement and the Promissory Note.